[LOGO] Merrill Lynch
                                                PROTECTED GROWTH(SM) INVESTING
                                    Pursuit of Growth, Protected of Principal
PROSPECTUS
----------


                           Merrill Lynch & Co., Inc.
                    Market Index Target-Term Securities(R)
                 based upon the Dow Jones Industrial Average(SM)
                               due June 26, 2006
                             "MITTS(R) Securities"
                         $10 principal amount per unit
                                ---------------

     This prospectus is to be used by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, our wholly-owned subsidiary, when making offers and sales related to market-making transactions in the MITTS Securities.

The MITTS Securities:                       Payment at maturity:
o  100% principal protection at maturity.   o  On the maturity date, for each
o  No payments before the maturity date.       unit of the MITTS Securities
o  Senior unsecured debt securities of         you own, we will pay you an
   Merrill Lynch & Co., Inc.                   amount equal to the sum of the
o  Linked to the value of the Dow Jones        principal amount of each unit
   Industrial Average(SM).                     and an additional amount based
o  The MITTS Securities are listed on the      on the percentage increase, if
   American Stock Exchange under the           any, in the value of the Dow
   trading symbol "MDJ".                       Jones Industrial Average(SM)
o  Closing date: June 25, 1999.                reduced by an annual adjustment
                                               factor of 2.0%.
                                            o  At maturity, you will receive no
                                               less than the principal amount
                                               of your MITTS Securities.

               Investing in the MITTS Securities involves risk.
          See "Risk Factors" beginning on page 6 of this prospectus.

                                ---------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The sale price of the MITTS Securities will be the prevailing market price at the time of sale.

                                ---------------
                              Merrill Lynch & Co.
                                ---------------

               The date of this prospectus is February 23, 2000.

"MITTS" and "Market Index Target-Term Securities" are registered service marks and "Protected Growth" is a service mark of Merrill Lynch & Co., Inc.

"Dow Jones", "Dow Jones Industrial Average(SM)", and "DJIA(SM)" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by MLPF&S.


                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----

SUMMARY INFORMATION-Q&A................................................   3

RISK FACTORS...........................................................   6

MERRILL LYNCH & CO., INC...............................................   9

RATIO OF EARNINGS TO FIXED CHARGES.....................................  10

DESCRIPTION OF THE MITTS SECURITIES....................................  11

THE INDEX..............................................................  18

OTHER TERMS............................................................  20

PROJECTED PAYMENT SCHEDULE.............................................  23

ERISA CONSIDERATIONS...................................................  24

WHERE YOU CAN FIND MORE INFORMATION....................................  24

INCORPORATION OF INFORMATION WE FILE WITH THE SEC......................  24

PLAN OF DISTRIBUTION...................................................  25

EXPERTS................................................................  25


                           SUMMARY INFORMATION--Q&A

     This summary includes questions and answers that highlight selected information from this prospectus to help you understand the Market Index Target-Term Securities based upon the Dow Jones Industrial Average(SM) due June 26, 2006. You should carefully read this prospectus to fully understand the terms of the MITTS Securities, the Dow Jones Industrial Average(SM) (the "Index"), and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

     References in this prospectus to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc.

     References in this prospectus to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

     The MITTS Securities are a series of senior debt securities issued by ML&Co. and are not secured by collateral. The MITTS Securities rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on June 26, 2006. We cannot redeem the MITTS Securities at any earlier date. We will not make any payments on the MITTS Securities until maturity.

     Each unit of MITTS Securities represents $10 principal amount of MITTS Securities. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we have issued the MITTS Securities in the form of a global certificate, which is held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section "Description of the MITTS Securities--Depositary" in this prospectus.

What will I receive on the stated maturity date of the MITTS Securities?

     We have designed the MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the Index as reduced by the Adjustment Factor. On the stated maturity date, you will receive a payment on the MITTS Securities equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption Amount".

Principal amount

     The principal amount per unit is $10.

Supplemental Redemption Amount

     The Supplemental Redemption Amount per unit will equal:

                ( Adjusted Ending Value - Starting Value)
          $10 x (---------------------------------------)
                (            Starting Value             )

but will not be less than zero.

     "Starting Value" equals 10,721.63, the closing value of the Index on June 22, 1999, the date the MITTS Securities were priced for initial sale to the public.

     "Adjusted Ending Value" means the average of the values of the Index at the close of the market on five business days before the maturity of the MITTS Securities as reduced on each day by the application of the Adjustment Factor. We may calculate the Adjusted Ending Value by reference to fewer than five or even a single day's closing value if, during the period shortly before the stated maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of the component stocks included in the Index or certain future or option contracts relating to the Index.

     The "Adjustment Factor" equals 2.0% per year and will be prorated based on a 365-day year and applied over the entire term of the MITTS Securities on each calendar day to reduce the closing values of the Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values used to calculate the Supplemental Redemption Amount during the Calculation Period at the stated maturity of the MITTS Securities will be approximately 13.09% less than the actual closing value of the Index on each day during the Calculation Period. For a detailed discussion of how the Adjustment Factor affects the value of the Index used to calculate the Supplemental Redemption Amount, see "Description of the MITTS Securities--Payment at maturity" in this prospectus.

     For more specific information about the Supplemental Redemption Amount, please see the section "Description of the MITTS Securities" in this prospectus.

     We will pay you a Supplemental Redemption Amount only if the Adjusted Ending Value is greater than the Starting Value. If the Adjusted Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.


EXAMPLES

     Here are two examples of Supplemental Redemption Amount calculations:

EXAMPLE 1--The Index, as adjusted, is below the Starting Value at maturity:

     Starting Value: 10,721.63
     Hypothetical closing value of the Index at maturity: 11,793.79 Hypothetical Adjusted Ending Value: 10,249.62


                                                  ( 10,249.62 - 10,721.63 )                (Supplemental Redemption
Supplemental Redemption Amount (per unit) = $10 x ( --------------------- ) = $0.00        Amount cannot be less
                                                  (        10,721.63      )                than zero)

     TOTAL PAYMENT AT MATURITY (PER UNIT) = $10 + $0 = $10

EXAMPLE 2--The Index, as adjusted, is above the Starting Value at maturity:

     Starting Value: 10,721.63
     Hypothetical closing value of the Index at maturity: 19,298.93 Hypothetical Adjusted Ending Value: 16,772.10


                                                  ( 16,772.10 - 10,721.63 )
Supplemental Redemption Amount (per unit) = $10 x ( --------------------- ) = $5.64
                                                  (        10,721.63      )

     TOTAL PAYMENT AT MATURITY (PER UNIT) = $10 + $5.64 = $15.64

--------------------------------------------------------------------------------

Who publishes the Index and what does the Index measure?

     The Dow Jones Industrial Average(SM) is a price-weighted index published by Dow Jones & Company, Inc. ("Dow Jones") which means a component stock's weight in the Index is based on its price per share rather than the total market capitalization of the issuer of that component stock. The Index is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The component stocks of the Index are selected by the editors of The Wall Street Journal ("WSJ"). The corporations represented in the Index tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. The corporations currently represented in the Index are incorporated in the U.S. and its territories and their stocks are traded on the New York Stock Exchange.

     The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

     Please note that an investment in the MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the Index.

Are the MITTS Securities listed on a stock exchange?

     The MITTS Securities are listed on the AMEX under the trading symbol "MDJ". You should be aware that the listing of the MITTS Securities on the AMEX does not necessarily ensure that a liquid trading market is available for the MITTS Securities. You should review the section entitled "Risk Factors--There may be an uncertain trading market for the MITTS Securities" in this prospectus.

What is the role of MLPF&S?

     Our subsidiary, MLPF&S, was the underwriter for the initial offering and sale of the MITTS Securities. MLPF&S intends to buy and sell MITTS Securities to create and maintain a secondary market for holders of the MITTS Securities. However, MLPF&S is not obligated to engage in any of these market activities.

     MLPF&S is also our agent for purposes of calculating, among other things, the Adjusted Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S' status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

     Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co. see the section entitled "Merrill Lynch & Co., Inc." in this prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section "Where You Can Find More Information" in this prospectus.

Are there any risks associated with my investment?

     Yes, an investment in the MITTS Securities is subject to risk. Please refer to the section "Risk Factors" in this prospectus.

                                 RISK FACTORS

     Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities. In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

You may not earn a return on your investment

     You should be aware that if the Adjusted Ending Value does not exceed the Starting Value at the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Index

     Dow Jones calculates the value of the Index by reference to the prices of the common stocks included in the Index without taking into consideration the value of dividends paid on those stocks. The return on your MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks because of the cumulative effect of the reduction caused by the Adjustment Factor and because the value of the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the MITTS Securities

     Although the MITTS Securities are listed on the AMEX under the trading symbol "MDJ", you cannot assume that a trading market exists for the MITTS Securities. If a trading market does exist, there can be no assurance that there will be liquidity in the trading market. The existence of a trading market for the MITTS Securities will depend on our financial performance, and other factors such as the increase, if any, in the value of the Index.

     If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

     Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

     The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

     The value of the Index is expected to affect the trading value of the MITTS Securities. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value. If you choose to sell your MITTS Securities when the value of the Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your MITTS Securities when the value of the Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising U.S. dividend rates or dividends per share may increase the value of the Index while falling U.S. dividend rates may decrease the value of the Index.

     Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in U.S. interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Rising U.S. interest rates may lower the value of the Index and, thus, the MITTS Securities. Falling U.S. interest rates may increase the value of the Index and, thus, may increase the value of the MITTS Securities.

     Changes in the volatility of the Index are expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Generally, if the volatility of the Index increases, we expect that the trading value of the MITTS Securities will increase and, conversely, if the volatility of the Index decreases, we expect that the trading value of the MITTS Securities will decrease.

     As the time remaining to maturity of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities will decrease. We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the Index. This difference will reflect a "time premium" due to expectations concerning the value of the Index during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

     Changes in dividend yields of the stocks included in the Index are expected to affect the trading value of the MITTS Securities. In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the MITTS Securities will increase.

     Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the MITTS Securities may be limited by state law

     New York State law governs the 1983 Indenture under which the MITTS Securities were issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

     While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

     We and our affiliates may from time to time buy or sell the stocks included in the Index or future or option contracts in the Index for our own accounts, for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that would be adverse to your investment in the MITTS Securities.

Potential conflicts

     Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Adjusted Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Index. See the sections entitled "Description of the MITTS Securities--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this prospectus. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

     We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

                           MERRILL LYNCH & CO., INC.

     We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

     o  securities brokerage, trading and underwriting;

     o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

     o asset management and other investment advisory and recordkeeping services;

     o trading and brokerage of swaps, options, forwards, futures and other derivatives;

     o  securities clearance services;

     o  equity, debt and economic research;

     o banking, trust and lending services, including mortgage lending and related services; and

     o  insurance sales and underwriting services.

We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

     Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is (212) 449-1000.

     If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

     ML&Co. is the issuer of the MITTS Securities described in this prospectus.


                      RATIO OF EARNINGS TO FIXED CHARGES

     In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

     The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:


                                                                                                     For the Nine
                                                        Year Ended Last Friday in December           Months Ended
                                                    1994      1995     1996     1997      1998    September 24, 1999
                                                    ----      ----     ----     ----      ----    ------------------
Ratio of earnings to fixed charges(a)............   1.2       1.2      1.2      1.2       1.1             1.3
----------

(a)  The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.


     For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.


                      DESCRIPTION OF THE MITTS SECURITIES

     On June 26, 1999, ML&Co. issued an aggregate principal amount of $52,000,000 or 5,200,000 units of the MITTS Securities. The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture which is more fully described in this prospectus.

     The MITTS Securities will mature on June 26, 2006.

     While at maturity a beneficial owner of a MITTS Security will receive the principal amount of the MITTS Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section "--Payment at maturity" below.

     The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "--Events of Default and Acceleration" and "Other Terms--Events of Default" in this prospectus.

     The MITTS Securities were issued in denominations of whole units.

     The MITTS Securities do not have the benefit of any sinking fund.

Payment at maturity

     At maturity, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as provided below. If the Supplemental Redemption Amount is not greater than zero, you will be entitled to receive only the principal amount of your MITTS Securities.

     The "Supplemental Redemption Amount" for a MITTS Security will be determined by the calculation agent and will equal:

                                                         ( Adjusted Ending Value - Starting Value )
principal amount of each MITTS Security ($10 per unit) x ( -------------------------------------- )
                                                         (            Starting Value              )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

     The "Starting Value" equals 10,721.63, the closing value of the Index on June 22, 1999, the date the MITTS Securities were priced for initial sale to the public.

     The "Adjusted Ending Value" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the Index, as reduced by the application of the Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Adjusted Ending Value will equal the average or arithmetic mean of the closing values of the Index on those Calculation Days, as reduced by the application of the Adjustment Factor on each Calculation Day. If there is only one Calculation Day, then the Adjusted Ending Value will equal the closing value of the Index on that Calculation Day, as reduced by the application of the Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, as reduced by the application of the Adjustment Factor on that day, regardless of the occurrence of a Market Disruption Event on that day.

     The "Adjustment Factor" equals 2.0% per year and will be applied over the entire term of the MITTS Securities. On each calendar day during the term of the MITTS Securities, we will apply this percentage on a prorated basis based on a 365-day year to reduce the value used to calculate the Supplemental Redemption Amount on each Calculation Day during the Calculation Period. As a result of the cumulative effect of this reduction, the values used to calculate the Supplemental Redemption Amount during the Calculation Period will be approximately 13.09% less than the actual closing value of the Index on each Calculation Day during the Calculation Period.

     The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

     "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

     An "Index Business Day" is a day on which the New York Stock Exchange and the AMEX are open for trading and the Index or any successor index is calculated and published.

     All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the MITTS Securities.

Hypothetical returns

     The following table illustrates, for a range of hypothetical closing values of the Index during the Calculation Period, assuming an initial investment of $10 per unit and an investment term from June 22, 1999 to June 26, 2006:

     o the percentage change from the Starting Value to the hypothetical closing value,

     o the Adjusted Ending Value used to calculate the Supplemental Redemption Amount,

     o  the total amount payable at maturity for each unit of MITTS Securities,

     o  the total rate of return to beneficial owners of the MITTS Securities,

     o the pretax annualized rate of return to beneficial owners of the MITTS Securities, and

     o the pretax annualized rate of return of an investment in the stocks underlying the Index, which includes an assumed aggregate dividend yield of 1.61% per annum, as more fully described below.

     For the purposes of calculating this table, we have applied an Adjustment Factor of 2.0% per annum.


                                                                                                             Pretax
                       Percentage                                                                          annualized
   Hypothetical        change from                       Total amount                       Pretax       rate of return
 closing value of     the Starting                        payable at     Total rate of    annualized       of stocks
 the Index during     Value to the                         maturity      return on the  rate of return    included in
  the Calculation     hypothetical       Adjusted        per unit of         MITTS       on the MITTS         the
      Period          closing value   Ending Value(1)  MITTS Securities   Securities     Securities(2)    Index(2)(3)
-----------------     -------------   ---------------  ----------------  -------------   -------------   --------------
     2,144.33              -80%           1,863.57          $10.00           0.00%           0.00%           -19.94%
     4,288.65              -60%           3,727.14          $10.00           0.00%           0.00%           -11.05%
     6,432.98              -40%           5,590.70          $10.00           0.00%           0.00%            -5.58%
     8,577.30              -20%           7,454.27          $10.00           0.00%           0.00%            -1.57%
    10,721.63(4)             0%           9,317.84          $10.00           0.00%           0.00%             1.61%
    12,865.96               20%          11,181.41          $10.43           4.29%           0.60%             4.26%
    15,010.28               40%          13,044.97          $12.17          21.67%           2.82%             6.53%
    17,154.61               60%          14,908.54          $13.91          39.05%           4.75%             8.53%
    19,298.93               80%          16,772.11          $15.64          56.43%           6.48%            10.31%
    21,443.26              100%          18,635.68          $17.38          73.81%           8.04%            11.92%
    23,587.59              120%          20,499.24          $19.12          91.20%           9.45%            13.38%
    25,731.91              140%          22,362.81          $20.86         108.58%          10.76%            14.74%
    27,876.24              160%          24,226.38          $22.60         125.96%          11.96%            15.99%
    30,020.56              180%          26,089.95          $24.33         143.34%          13.08%            17.16%
    32,164.89              200%          27,953.51          $26.07         160.72%          14.13%            18.26%


--------
(1) The Adjusted Ending Values specified in this column are approximately 13.09% less than the hypothetical closing values of the Index as a result of the cumulative effect of the application of the Adjustment Factor of 2.0% per annum over the term of the MITTS Securities.
(2) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3)  This rate of return assumes:
     (a) a constant dividend yield of 1.61% per annum, paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical closing value;
     (b) no transaction fees or expenses in connection with purchasing and holding stocks included in the Index; (c) an investment term from June 22, 1999 to June 26, 2006; and (d) a final closing value of the Index equal to the hypothetical closing value.
(4)  This is the Starting Value of the Index.

     The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you and the resulting total and pretax annualized rate of return will depend entirely on the actual Adjusted Ending Value determined by the calculation agent as provided in this prospectus.

Adjustments to the Index; Market Disruption Events

     If at any time Dow Jones changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if the split had not occurred.

     "Market Disruption Event" means either of the following events as determined by the calculation agent:

     (A) the suspension or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading on the applicable exchange, in 20% or more of the stocks which then comprise the Index; or

     (B) the suspension or material limitation, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

     For the purpose of the above definition:

     (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange and

     (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

Discontinuance of the Index

     If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Dow Jones or another entity for the Index and calculate the closing value as described above under "--Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall promptly give notice to the beneficial owners of the MITTS Securities by publication in a United States newspaper with a national circulation.

     In the event that Dow Jones discontinues publication of the Index and:

     o  the calculation agent does not select a successor index, or

     o  the successor index is no longer published on any of the Calculation
        Days,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

     If Dow Jones discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

     o  the determination of the Adjusted Ending Value and

     o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in the WSJ or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

     A "Business Day" is any day on which the NYSE and the AMEX are open for trading.

     Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

     In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount of the MITTS Securities, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment was the stated maturity date of the MITTS Securities, provided, however, the Adjustment Factor will be applied to the values used to calculate the Supplemental Redemption Amount as if the MITTS Securities had not been accelerated and had remained outstanding to the stated maturity date. See the section entitled "--Payment at maturity" in this prospectus. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

     In case of default in payment of the MITTS Securities, whether at the stated maturity or upon acceleration, from and after the maturity date the MITTS Securities will bear interest, payable upon demand of their beneficial owners, at the rate of 6.90% per annum, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

  Description of the Global Securities

     The MITTS Securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

     So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders of the MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  DTC Procedures

     The following is based on information furnished by DTC:

     DTC is the securities depositary for the MITTS Securities. The MITTS Securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the MITTS Securities in the aggregate principal amount of such issue, and were deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of the MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

     To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date.

     Principal, premium, if any, and/or interest, if any, payments made in cash on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

  Exchange for Certificated Securities

     If:

     o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

     o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

     o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

     DTC may discontinue providing its services as securities depositary with respect to the MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, MITTS Security certificates are required to be printed and delivered.

     ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, MITTS Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Payment

     ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.

                                   THE INDEX

     Unless otherwise stated, all information herein on the Index is derived from Dow Jones or other publicly available sources. This information reflects the policies of Dow Jones as stated in the publicly available sources and the policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

     The Index is a price-weighted index, i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock, comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the MITTS Securities.

     The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

     The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index and the value of the Index are published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources. The value of the Index is also reported on Bloomberg under the symbol "INDU".

     ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the issuers of the component stocks of the Index, including extending loans to, or making equity investments in, the issuers or providing advisory services to the issuers, including merger and acquisition advisory services. In the course of its business, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. does not make any representation to any purchaser of the MITTS Securities with respect to any matters whatsoever relating to the issuers. Any prospective purchaser of the MITTS Securities should undertake an independent investigation of the issuers of the component stocks of the Index as in its judgment is appropriate to make an informed decision about an investment in the MITTS Securities. The composition of the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

License Agreement

     "Dow Jones", "Dow Jones Industrial Average(SM)", and "DJIA(SM)" are service marks of Dow Jones & Company, Inc. Dow Jones has no relationship to MLPF&S or ML&Co., other than the licensing of the Dow Jones Industrial Average(SM) and its service marks for use in connection with the MITTS Securities.

     Dow Jones does not:

     o  Sponsor, endorse, sell or promote the MITTS Securities.

     o Recommend that any person invest in the MITTS Securities or any other securities.

     o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of MITTS Securities.

     o Have any responsibility or liability for the administration, management or marketing of the MITTS Securities.

     o Consider the needs of the MITTS Securities or the owners of the MITTS Securities in determining, composing or calculating the Dow Jones Industrial Average(SM) or have any obligation to do so.

     Dow Jones will not have any liability in connection with the MITTS Securities. Specifically,

     o Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

     o The results to be obtained by the MITTS Securities, the owner of the MITTS Securities or any other person in connection with the use of the Dow Jones Industrial Average(SM) and the data included in the Dow Jones Industrial Average(SM);

     o The accuracy or completeness of the Dow Jones Industrial Average(SM) and its data;

     o The merchantability and the fitness for a particular purpose or use of the Dow Jones Industrial Average(SM) and its data;

     o Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Industrial Average(SM) or its data;

     o Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

     The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the MITTS Securities or any other third parties.


                                  OTHER TERMS

     The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the MITTS Securities of which this prospectus is a part. The following summaries of the material provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

     Series of senior debt securities may from time to time be issued under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

     The 1983 Indenture and the MITTS Securities are governed by and construed in accordance with the laws of the State of New York.

     ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

     The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of ML&Co. itself as a creditor of the subsidiary may be recognized. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

Limitations upon liens

     ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

     "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

Limitation on disposition of Voting Stock of, and merger and sale of assets by, MLPF&S

     ML&Co. may not sell, transfer or otherwise dispose of any Voting Stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its Voting Stock, unless, after giving effect to any such transaction, MLPF&S remains a Controlled Subsidiary.

     "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of Voting Stock of which are owned directly or indirectly by ML&Co.

     In addition, ML&Co. may not permit MLPF&S to:

     o merge or consolidate, unless the surviving company is a Controlled Subsidiary, or

     o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

Merger and consolidation

     ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

     o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

        o pay any amounts due and payable or deliverable with respect to all the Senior Debt Securities; and

        o perform and observe all of ML&Co.'s obligations under the 1983 Indenture, and

     o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

Modification and waiver

     ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of debt securities affected. However, without the consent of each holder of any outstanding debt security affected, no amendment or modification to any Indenture may:

     o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

     o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

     o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

     o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

     o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

     o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

     No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default" below.

Events of Default

     Each of the following will be an Event of Default with respect to senior debt securities of any series:

     o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

     o  default in the payment of any principal or premium when due;

     o  default in the deposit of any sinking fund payment, when due;

     o default in the performance of any other obligation of ML&Co. contained in the 1983 Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

     o  specified events in bankruptcy, insolvency or reorganization of ML&Co.;
        and

     o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

     If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

     The holders of a majority in principal amount or aggregate issue price of the outstanding debt securities of any series of debt securities may waive any Event of Default with respect to that series, except a default:

     o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

     o in respect of an obligation or provision of any indenture which cannot be modified under the terms of that indenture without the consent of each holder of each series of debt securities affected.

     The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

     The MITTS Securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

     ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.

                          PROJECTED PAYMENT SCHEDULE

     Solely for purposes of applying the regulations issued on June 11, 1996 by the Treasury Department (the "Final Regulations") concerning the United States Federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, we have determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $6.0823 per unit. This represents an estimated yield on the MITTS Securities equal to 6.90% per annum, compounded semiannually.

     The projected payment schedule, including both projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities, has been determined solely for United States Federal income tax purposes, i.e., for purposes of applying the Final Regulations to the MITTS Securities, and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

     The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over the term of the MITTS Securities based upon the projected payment schedule for the MITTS Securities, including both the projected Supplemental Redemption Amount and the estimated yield equal to 6.90% per annum, compounded semiannually, as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the MITTS Securities:

                                                                Total interest
                                                                deemed to have
                                              Interest deemed  accrued on MITTS
                                                 to accrue     Securities as of
                                               during accrual   end of accrual
                                                   period           period
               Accrual Period                    (per unit)       (per unit)
               --------------                 ---------------  ----------------
June 25, 1999 through December 26, 1999......      $0.3479          $0.3479
December 27, 1999 through June 26, 2000......      $0.3570          $0.7049
June 27, 2000 through December 26, 2000......      $0.3693          $1.0742
December 27, 2000 through June 26, 2001......      $0.3821          $1.4563
June 27, 2001 through December 26, 2001......      $0.3952          $1.8515
December 27, 2001 through June 26, 2002......      $0.4089          $2.2604
June 27, 2002 through December 26, 2002......      $0.4230          $2.6834
December 27, 2002 through June 26, 2003......      $0.4375          $3.1209
June 27, 2003 through December 26, 2003......      $0.4527          $3.5736
December 27, 2003 through June 26, 2004......      $0.4683          $4.0419
June 27, 2004 through December 26, 2004......      $0.4845          $4.5264
December 27, 2004 through June 26, 2005......      $0.5011          $5.0275
June 27, 2005 through December 26, 2005......      $0.5185          $5.5460
December 27, 2005 through June 26, 2006......      $0.5363          $6.0823
------------
Projected Supplemental Redemption Amount = $6.0823 per unit.

     All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Ann Marie Corsale, Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038.

                             ERISA CONSIDERATIONS

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code, as amended (the "Code") prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, each fiduciary, by its purchase of any MITTS Security on behalf of any plan, represents on behalf of itself and the plan, that the acquisition, holding and any subsequent disposition of the MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to incorporate by reference the information we file with them, which means:

     o  incorporated documents are considered part of the prospectus;

     o we can disclose important information to you by referring you to those documents; and

     o information that we file with the SEC will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

     o  annual report on Form 10-K for the year ended December 25, 1998;

     o quarterly reports on Form 10-Q for the periods ended March 26, 1999, June 25, 1999 and September 24, 1999; and

     o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22, 1999, February 23, 1999, March 26, 1999, April 13, 1999, April 19, 1999, May 26, 1999,
        May 28, 1999, May 28, 1999, June 1, 1999, June 25, 1999, July 12, 1999,
        July 13, 1999, July 21, 1999, August 4, 1999, August 4, 1999, September
        20, 1999, October 12, 1999, October 27, 1999, December 22, 1999,
        December 22, 1999 and January 25, 2000.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

     o  reports filed under Sections 13(a) and (c) of the Exchange Act;

     o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

     o  any reports filed under Section 15(d) of the Exchange Act.

     You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

     You may request a copy of any filings referred to above, excluding exhibits, at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 222 Broadway, New York, New York 10038; telephone: (212) 670-0425.

                             PLAN OF DISTRIBUTION

     This prospectus has been prepared in connection with secondary sales of the MITTS Securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the MITTS Securities.

     MLPF&S may act as principal or agent in these market-making transactions.

     The MITTS Securities may be offered on the AMEX or off the exchange in negotiated transactions or otherwise.

     The distribution of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the annual report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     With respect to unaudited interim financial information for the periods included in the quarterly reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such quarterly reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.